Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (1)

	For the years ended December 31,					Period Ended February 29, 2004 (3)		Year Ended December 31, 2004 (4)		Three Months Ended March 31,
	2000 (3)	2001 (3)	2002 (3)	2003 (3)						2004 (4)		2005 (4)
				(dollars in thousands)
	(unaudited)									(unaudited)
Earnings:
Income (loss) from operations before income taxes	$(33,470)	$(31,226)	$(207,594)	$43,939		$7,971		$24,255		$945		$7,279
Plus: Fixed charges	$40,155	$50,708	$56,623	$59,169		$9,138		$27,529		$3,490		$8,152

	$6,685	$19,482	$(150,971)	$103,108		$17,109		$51,784		$4,435		$15,431
Fixed charges:
Interest expense	$40,155	$50,239	$56,152	$58,366		$9,105		$27,366		$3,474		$8,103
Interest portion of rent expense	—	469	471	803		$33		163		16		49

	$40,155	$50,708	$56,623	$59,169		$9,138		$27,529		$3,490		$8,152
Ratio of earnings to cover fixed charges (2)	—	—	—	1.7	x	1.9	x	1.9	x	1.3	x	1.9	x

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus one-third of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2000, 2001 and 2002 by $33.5 million, $31.2 million and $207.6 million, respectively.

(3)	Represents historical financial information for the Systems prior to the acquisition.

(4)	Represents financial information for Atlantic Broadband Finance, LLC, including pre-acquisition periods.